EX-99.23(g)(xi)

July 23, 2008

Mr. Peter C. Artemiou

Old Westbury Funds, Inc.

760 Moore Road

King of Prussia, PA 19406

Re:	Exclusion of Certain Assets from Custody Fee Calculation for Old Westbury Real Return Fund

Dear Mr. Artemiou:

As you are aware, Citibank, N.A. (“Citibank”) serves as the custodian of certain assets of the Old Westbury Real Return Fund (the “Fund”), a series of Old Westbury Funds, Inc. (the “Corporation”), pursuant to a Global Custodial Services Agreement (the “Agreement”). Under the Agreement, the Fund has agreed to pay Citibank an asset-based fee for custodial services provided to the Fund, among other fees. As you are further aware, it is contemplated that Citibank will also serve as the custodian to the OWF Real Return Fund Ltd., a proposed wholly owned subsidiary of the Fund (the “Subsidiary”), pursuant to a separate custodian agreement under which Citibank will receive separate compensation for its services. Under this new arrangement, the custodial services that Citibank currently provides to the Fund will be provided on a bifurcated basis to the Fund and the Subsidiary.

To reflect this new arrangement, and to avoid any layering of custody fees, Citibank hereby agrees that the interests in the Subsidiary held in the custody account for the Fund will be excluded from the calculation of the asset-based fee that the Fund pays for custodial services under the Agreement. This agreement will remain in effect until changed by the mutual agreement of Citibank and the Corporation.

Very truly yours,

CITBANK, N.A.

By: /s/ Peter Verduin

Name: Peter Verduin

Title: Managing Director

          Citi

          388 Greenwich Street

        212-816-2970

Accepted and agreed:

OLD WESTBURY FUNDS, INC.

By: /s/ Peter C. Artemiou

Name: Peter C. Artemiou

Title: Vice President